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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 1)1

                               CONMED Corporation
                               -------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    20741010
                                    --------
                                 (CUSIP Number)

                                  Sandra Leung
                          Bristol-Myers Squibb Company
                                 345 Park Avenue
                               New York, NY 10154

                                 (212) 546-4000
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 3, 2002
                 ----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

                         (Continued on following pages)

                                 (Page 1 of 10)



--------
           1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

           The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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------------------------                                           Page 2 of 10
CUSIP No. 20741010                       SCHEDULE 13D
------------------------


      1    NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------

                          BRISTOL-MYERS SQUIBB COMPANY
                          I.R.S. Employer Identification Number 22-079-0350


      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) / /
                                                                    (b) /X/


      3     SEC USE ONLY


      4    SOURCE OF FUNDS
                      OO


      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


      6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

  NUMBER OF                         7         SOLE VOTING POWER
  SHARES                                                 0
                                    --------------------------------------------
  SHARED VOTING POWER
  BENEFICIALLY                      8
  OWNED BY                                               0
                                    --------------------------------------------
  EACH                              9         SOLE DISPOSITIVE POWER
  PERSON                                                 0
                                    --------------------------------------------
  WITH                             10         SHARED DISPOSITIVE POWER

                                                         0
-----------------------------------------------------------------------------
      11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                    0

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                  / /

      13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                    0 %
      14   TYPE OF REPORTING PERSON
                                                    CO




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------------------------                                           Page 3 of 10
CUSIP No. 20741010                       SCHEDULE 13D
------------------------

This Amendment No. 1 is being filed to amend Items 2, 3, 4, 5 and 6 of this
Schedule 13D.

Item 1.    SECURITY AND ISSUER.
           -------------------

                     The class of equity securities to which this Statement relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of CONMED Corporation, a New York corporation (the "Issuer"), which has its principal executive offices at 310 Broad Street, Utica, NY 13501.

Item 2.    IDENTITY AND BACKGROUND.
           -----------------------

                     This Amendment is being filed by Bristol-Myers Squibb Company, a Delaware corporation (the "Company"). The Company conducts its principal business and maintains its principal office at 345 Park Avenue, New York, NY 10154. The Company is a worldwide pharmaceutical and related health care products company.

                     The name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Company is set forth on SCHEDULE A which is incorporated herein by reference.

                     During the past five years, neither the Company nor, to the best knowledge of the Company, any of its executive officers or directors
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        -------------------------------------------------

                     Until May 3, 2002, the Company beneficially owned 1,000,000 shares of Common Stock pursuant to a Warrant to Purchase Common Stock, dated as of December 31, 1997 (the "Warrant"), issued by the Issuer to the Company as a portion of the purchase price paid by the Issuer to the Company in connection with the Issuer's acquisition of Linvatec Corporation, then a wholly owned subsidiary of the Company, and certain related assets on December 31, 1997. Subsequent to a 3 for 2 stock split effected by the Issuer on September 6, 2001, the Company beneficially owned 1,500,000 shares of Common Stock pursuant to the Warrant. The Warrant was exercisable by the Company at any time or times on or after December 31, 1997, but not after 5:00 p.m., New York City time, December 31, 2007 (or such later date as provided in the Warrant) at a purchase price of $34.23 per share in cash ($22.82 per share after the stock split).


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------------------------                                           Page 4 of 10
CUSIP No. 20741010                       SCHEDULE 13D
------------------------

On May 3, 2002, the Issuer redeemed the Warrant in full and paid the Company a fixed cash amount.

Item 4.    PURPOSE OF TRANSACTION.
           ----------------------

                     On November 26, 1997, the Company and the Issuer entered into a Stock and Asset Purchase Agreement, as amended December 31, 1997 (as so amended, the "Stock and Asset Purchase Agreement"), pursuant to which the Issuer purchased from the Company all of the issued and outstanding shares of capital stock of Linvatec Corporation and certain related assets. Pursuant to the terms of the Stock and Asset Purchase Agreement, the purchase price paid by the Issuer to the Company consisted of both cash consideration and the Warrant.

                     Prior to the stock split, the Warrant was exercisable in whole or in part for 1,000,000 shares of Common Stock at a price of $34.23 per share. Certain registration rights were afforded to the Company under the terms of the Warrant. The number of shares of Common Stock and the exercise price per share of Common Stock were subject to adjustment for certain: (i) dividends,
(ii) subdivisions and combinations of shares of Common Stock, (iii) reclassifications, (iv) distributions to all holders of the Issuer's Common Stock of assets, debt securities or capital stock or any rights, options or warrants to purchase assets, debt securities or capital stock of the Issuer (including distributions of cash, but excluding (a) distributions of rights, options or warrants referred to in clause (v) below, (b) the issuance of any rights issued under a stockholders rights plan adopted by the Issuer's board of directors and (c) certain other exclusions), (v) distributions or issuances of rights, options or warrants to all holders of the Issuer's Common Stock (other than the issuance of rights issued under a stockholders rights plan adopted by the Issuer's board of directors) entitling them to purchase shares of Common Stock at a price per share less than the Current Market Value (as defined in the Warrant) per share as of the record date of such issuance and (vi) consolidations, mergers or reorganizations. Except under certain limited circumstances, any unexercised portion of the Warrant would expire on December 31, 2007.

                     The Warrant and the underlying shares of Common Stock (when issued upon the exercise of the Warrant) were acquired by the Company for investment purposes only. On May 3, 2002, the Issuer redeemed the Warrant in full and paid the Company a fixed cash amount.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.
           ------------------------------------

                     To the best knowledge of the Company, the Issuer has outstanding approximately 28,700,000 shares of Common Stock. Subsequent to the redemption of the Warrant, the Company does not beneficially own any shares of Common Stock of the issuer. Except as set



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------------------------                                           Page 5 of 10
CUSIP No. 20741010                       SCHEDULE 13D
------------------------



forth in this Item 5 and on Schedule B attached hereto, which is incorporated herein by reference, neither the Company nor, to the best knowledge of the Company, any of its respective executive officers or directors owns any shares of Common Stock.

                     Except as set forth on Schedule B attached hereto which is incorporate herein by reference, neither the Company nor, to the best knowledge of the Company, any of its respective executive officers or directors has effected any transaction in shares of Common Stock during the past sixty
(60) days.

Item 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT
           --------------------------------------------------------------------
           TO SECURITIES OF THE ISSUER.
           ----------------------------

                     To the best knowledge of the Company, its respective executive officers and directors, the Company is not currently a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.
           --------------------------------

     1. Stock and Asset Purchase Agreement, dated as of November 26, 1997, between Bristol-Myers Squibb Company and CONMED Corporation for the sale of all of the outstanding Common Stock of Linvatec Corporation and certain related assets.

     2. Amendment, dated as of December 31, 1997, between Bristol-Myers Squibb Company and CONMED Corporation, to the Stock and Asset Purchase Agreement dated as of November 26, 1997, between Bristol-Myers Squibb Company and CONMED Corporation.

     3. Warrant to Purchase Common Stock, dated December 31, 1997, issued by CONMED Corporation to Bristol-Myers Squibb Company covering shares of Common Stock of CONMED Corporation.




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------------------------                                           Page 6 of 10
CUSIP No. 20741010                       SCHEDULE 13D
------------------------


                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:      February 14, 2003


                                          BRISTOL-MYERS SQUIBB COMPANY


                                          By:  /s/ SANDRA LEUNG
                                               --------------------------------
                                               Sandra Leung
                                               Corporate Secretary





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------------------------                                           Page 7 of 10
CUSIP No. 20741010                       SCHEDULE 13D
------------------------



                                   SCHEDULE A

                     The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of the Company. Except as set forth below, each of the directors and executive officers of the Company is a citizen of the United States. Each of the Company's executive officer's business address is 345 Park Avenue, New York, New York 10154, unless otherwise indicated.

Directors of Bristol-Myers Squibb Company
-----------------------------------------

Name and Business Address                   Present Principal Occupation
-------------------------                   -----------------------------

Peter R. Dolan                              Chairman and Chief Executive Officer
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY  10154

Robert E. Allen                             Retired Chairman and Chief Executive
AT&T Corp.                                  Officer
180 Park Avenue
Room 1E38
Florham Park, NJ  07932

Lewis B. Campbell                           Chairman and Chief Executive Officer
Textron Inc.
40 Westminster Street
Providence, RI  02903-2596

Vance D. Coffman                            Chairman and Chief Executive Officer
Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, MD  20817

Ellen V. Futter                             President
American Museum of Natural History
Central Park West at 79th Street
New York, NY  10024




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------------------------                                           Page 8 of 10
CUSIP No. 20741010                       SCHEDULE 13D
------------------------


Name and Business Address                  Present Principal Occupation
-------------------------                  -----------------------------

Louis V. Gerstner, Jr.                     Retired Chairman and Retired
IBM Corporation                            Chief Executive Officer
New Orchard Road
Armonk, NY  10504

Laurie H. Glimcher, M.D.                   Irene Heinz Given Professor of
Harvard Medical School and                 Immunology
Harvard School of Public Health
Dept. of Immunology and Infectious Diseases
651 Huntington Avenue, FXB-2
Boston, MA  02115

Leif Johansson                             President and Chief Executive Officer
AB Volvo
SE-40508
Goteborg, Sweden
Citizen of Sweden

James D. Robinson III                      Chairman and Chief Executive Officer
RRE Investors
126 East 56th Street, 22nd Floor
New York, NY  10022

Louis W. Sullivan, M.D.                    President Emeritus
Morehouse School of Medicine
720 Westview Drive, S.W.
Atlanta, GA  30310-1495

Executive Officers of Bristol-Myers Squibb Company
--------------------------------------------------

Name                                      Present Principal Occupation
-------------------------                 -----------------------------

Peter R. Dolan                            Chairman and Chief Executive Officer

Lamberto Andreotti                        Senior Vice President
Citizen of Italy

Harrison M. Bains, Jr.                    Vice President, Tax & Treasury


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------------------------                                           Page 9 of 10
CUSIP No. 20741010                       SCHEDULE 13D
------------------------

Name                                     Present Principal Occupation
-------------------------                -----------------------------

Stephen E. Bear                          Senior Vice President, Human Resources

Andrew G. Bodnar, M.D.                   Senior Vice President, Strategy and
                                         Medical & External Affairs

Andrew R. J. Bonfield                    Senior Vice President and Chief
Citizen of the United Kingdom            Financial Officer

Wendy L. Dixon                           Chief Marketing Officer and President,
Citizen of the United States and         Global Marketing
the United Kingdom

Donald J. Hayden, Jr.                    Executive Vice President and
                                         President, Americas

Tamar. D. Howson                         Senior Vice President, Corporate and
                                         Business Development

Sandra Leung                             Vice President, Corporate Secretary
                                         and Head of the Office of Corporate
                                         Conduct

John L. McGoldrick                       Executive Vice President and General
                                         Counsel

Dean J. Mitchell                         President, U.S. Primary Care
Citizen of the United Kingdom

James B. D. Palmer, M.D.                 Chief Scientific Officer and President,
Citizen of the United States and         Pharmaceutical Research Institute
the United Kingdom

Elliot Sigal, M.D., Ph.D.                Senior Vice President, Pharmaceutical
                                         Research Institute

John L. Skule                            Senior Vice President, Corporate
                                         & Environmental Affairs

David L. Zabor                           Vice President and Controller


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------------------------                                           Page 10 of 10
CUSIP No. 20741010                       SCHEDULE 13D
------------------------

                                   SCHEDULE B

Shares of Common Stock Owned

           None.


Transactions in Shares of Common Stock
--------------------------------------

           On May 3, 2002, the Issuer redeemed the Warrant in full. The Company does not beneficially own any shares of the Issuer.



                                  EXHIBIT INDEX

Exhibit
 Number   Document
-------   --------

     1 Stock and Asset Purchase Agreement, dated as of November 26, 1997, between Bristol-Myers Squibb Company and CONMED Corporation for the sale of all of the outstanding Common Stock of Linvatec Corporation and certain related assets. (Incorporated by reference to Exhibit 2.1
          (a) to CONMED Corporation's Form 8-K dated January 8, 1998 (File No. 0-16093).)

     2 Amendment, dated as of December 31, 1997, between Bristol-Myers Squibb Company and CONMED Corporation, to the Stock and Asset Purchase Agreement, dated as of November 26, 1997, between Bristol-Myers Squibb Company and CONMED Corporation. (Incorporated by reference to Exhibit
          2.1 (b) to CONMED Corporation's Form 8-K dated January 8, 1998 (File No. 0-16093).)

     3 Warrant to Purchase Common Stock, dated December 31, 1997, issued by CONMED Corporation to Bristol-Myers Squibb Company covering shares of Common Stock of CONMED Corporation. (Incorporated by reference to
          Exhibit 4.1 to CONMED Corporation's Form 8-K dated January 8, 1998 (File No. 0-16093).)